9635 Granite Ridge Drive Suite 100 San Diego, CA 92123 Phone 858-459-7800

VIA EDGAR

September 15, 2017

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20005

Attn:   Russell Mancuso, Esq.

Branch Chief

            Heather Percival, Esq.

RE:	Aethlon Medical, Inc.
Registration Statement on Form S-1 Filed July 31, 2017
File No. 333-219589

Dear Mr. Mancuso and Ms. Percival:

We are writing in connection with the above-captioned matter regarding Aethlon Medical, Inc.’s (the “Company”) disclosure in its Registration Statement on Form S-1, filed July 31, 2017, File No. 333-219589 (the “Registration Statement”). We hereby provide supplementally the following responses in reply to the Staff’s comment letter dated August 24, 2017 (the “Comment Letter”). The numbered responses set forth below correspond to the numbering set forth in the Comment Letter. For your convenience, we have included each of the Staff’s comments (in bold) before the relevant response.

Calculation of Registration Fee

1.	Revise to include the registration fee for the placement agent’s warrants and underlying common shares.

We have so revised the registration fee table on the cover page of the Registration Statement.

Prospectus

2.	At the time of any distribution of a preliminary prospectus, ensure that your filing discloses all information currently represented by blanks, except information that Rule 430A permits you to exclude. We note for example that you have not yet disclosed the volume of securities offered, the last column of the beneficial ownership table, or information, such as “Use of Proceeds,” based on a bona fide estimate of the public offering price. See Section II.A.7 of Release 33-6714 (May 27, 1987). If you do not intend to distribute a preliminary prospectus, please tell us when you intend to include the omitted disclosure.

We acknowledge the Staff’s comment and we have included this missing information, except for the information permitted by Rule 430A, in the Amendment No. 1 to the Registration Statement filed with this letter.

Russell Mancuso, Esq.

Heather Percival, Esq.

September 15, 2017

Use of Proceeds, page 27

3.	Clarify the extent of the clinical development intended to be completed with the proceeds from this offering. Also disclose the amount and sources of funds necessary to complete development. Your revised disclosure should clarify the material steps to complete development that will remain unfunded after this offering.

We added the following disclosure on p. 27:

We intend to use the net proceeds of this offering to continue the clinical development of our product candidates and for working capital and other general corporate purposes. We cannot state with specificity the amount of funds raised which will be utilized for clinical development. The cost of completing an efficacy trial for our device is almost entirely a function of the number of patients and sites the FDA decides is necessary for our device. We do not expect to receive that guidance from the FDA for a number of months. Should the FDA decide to approve our device for certain highly virulent viruses for which clinical trials cannot be conducted, then we will not incur clinical trial costs related to those indications.

4.	Tell us whether any proceeds may be paid to affiliates. Also tell us the terms of the transactions that resulted in your obligations to the affiliates; cite any applicable disclosure in response to Regulation S-K Item 404.

We confirm that no proceeds will be paid to affiliates.

Government Regulation of Medical Devices, page 50

5.	We note your disclosure on pages 3 and 45 indicating that you plan to utilize the Expedited Access Pathway. Clarify how that program affects your disclosure beginning on page 50 regarding Government Regulation of Medical Devices. Also address the significance of “formal receipt” mentioned in your August 14, 2017 announcement, and how receipt differs from acceptance in the program.

The Company has since been accepted into the program, and the disclosure has been revised accordingly.

Description of Capital Stock, page 67

6.	Update this section to reflect your current Articles of Incorporation and bylaws. We note for example the change made in June 2015.

We have updated this section to reflect the June 2015 amendment to the quorum requirements. This disclosure now appears on p. 73 of the Registration Statement.

Warrants, page 67

7.	Revise your disclosure of “certain” terms of the warrants to address all material terms. We note for example your reference to a restriction on transfer in the warrant.

We have amended the disclosure on pp. 74-75 to include disclosure of all material terms.

Russell Mancuso, Esq.

Heather Percival, Esq.

September 15, 2017

Plan of Distribution, page 69

8.	We note your reference to a securities purchase agreement you entered with the investors. If you have already entered into that agreement, tell us the date of the agreement, and provide us your analysis of how that timing is consistent with Section 5 of the Securities Act.

We will not enter into any securities purchase agreements until the consummation of the offering.

9.	Clarify the nature of the material representations, warranties and covenants in the securities purchase agreement. Address how you determined which investors will be a party to the agreement, and why some investors are excluded. Also, tell us which exhibit contains the representations, warranties and covenants and why you believe all investors cannot rely on your disclosure made in the exhibit.

We have added disclosure clarifying the nature of the material representations, warranties and covenants in the Plan of Distribution. We determined that a $500,000 investment was an appropriate materiality threshold for entering into the securities purchase agreements so as to have covenants not otherwise obtained from investors in this offering. Exhibit 10.84 is the form of securities purchase agreement.

The reliance concept is based upon contractual law, and we have clarified this in our disclosure.

The disclosure is addressed by replacing the third plan of distribution paragraph with the following:

We expect to enter into securities purchase agreements with investors who purchase at least $500,000 of units in this offering, providing such investors with certain representations, warranties and covenants from us, which representations, warranties and covenants will not be contractually available to other investors who will not execute a securities purchase agreement in connection with the purchase of the securities offered pursuant to this prospectus. Therefore, those investors shall rely solely on this prospectus in connection with the purchase of securities in the offering. We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect to deliver the securities being offered pursuant to this prospectus on or about ________.

The nature of the representations, warranties and covenants in the securities purchase agreements shall include:

- standard issuer representations and warranties on matters such as organization, qualification, authorization, no conflict, no governmental filings required, current in SEC filings, no litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws such as the Foreign Corrupt Practices Act; and

- covenants regarding matters such as registration of warrant shares, no integration with other offerings, filing of an 8-K to disclose entering into these securities purchase agreements, no shareholder rights plans, no material nonpublic information, use of proceeds, indemnification of purchasers, reservation and listing of common stock, no subsequent equity sales for 90 days and no stock splits for one year.

10.	Refer to your disclosure on page F-17 regarding the at-the-market equity program pursuant to the Common Stock Sales Agreement between you and the placement agent in this offering. Tell us whether the at-the-market equity program will occur concurrently with this offering and at the same price.

The ATM will be suspended from the time of filing of this letter until closing of the transaction.

Russell Mancuso, Esq.

Heather Percival, Esq.

September 15, 2017

Where you can find more information, page 71

11.	We note your statement in the third paragraph that representations, warranties and covenants were made solely for the benefit of the parties to agreements. Revise to remove any potential implication that your exhibits do not constitute public disclosure under the federal securities laws.

We have so revised the language.

12.	We note your disclosure that representations, warranties or covenants were made as of an earlier date. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your prospectus not misleading.

We so acknowledge.

Item 17. Undertakings, page II-8

13.	Please provide the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

We have added that undertaking.

Exhibit 1.1

14.	Please file the underwriting agreement governing this offering.

There will be no underwriting agreement, and the terms are governed by the Engagement Agreement which is attached as Exhibit 1.1.

Exhibit 5.1

15.	File a revised legal opinion that does not contain blanks prior to the effective date of this registration statement.

We acknowledge and will file a completed opinion prior to the effective date of this registration statement.

We hope that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact me at (858) 459-7800 (extension 300) if you have any questions regarding this matter.

Very truly yours,

/s/ Jim Frakes

James B. Frakes

Chief Financial Officer